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                                                                       EXHIBIT 9

TRANSLATION
- -----------

                SUPPLEMENTARY AGREEMENT TO THE PURCHASE CONTRACT
                ------------------------------------------------

between

Metallgesellschaft AG, Reuterweg 14, 60323 Frankfurt am Main

- - "Seller" -

and

Lobbert Holding GmbH, Huttenweg 16, 48249 Dulmen

- - "Buyer" -



                                   SECTION 1
                            Basis, Prior Instruments

        On 11/25/1994, the Seller and the Buyer entered into a Purchase Contract for the common shares of the B.U.S. Berzelius Umwelt-Service AG, to which are appended as annexes a pledge contract, a declaration of the Lobbert Brothers and an arbitration contract (hereinafter: Prior Instrument).

        On 02/06/1995, Horsehead Industries Inc. brought a suit in the Supreme Court of the State of New York in expansion of a suit originally brought only against B.U.S. Environmental Services Inc. now also against the Seller and B.U.S. AG. Horsehead Industries Inc. therein represented the opinion that it could block the transaction agreed upon in the prior instrument based upon a Shareholders Agreement relating to a common participation of Horsehead Industries Inc. and the B.U.S. Environmental Services Inc. in Horsehead
Resource Development Inc., or else seek compensation for damages. The complaint of 02/06/1995 is known to the parties to this Supplementary Agreement.

        Having said this in advance, the following supplement to the prior instrument is agreed upon.

                                   SECTION 2
          Payment Term Relating to the 1st Purchase Price Installment

        The total amount of DM 34,000,000.00 (in words; thirty four million Deutsche Marks) is to be paid on 02/22/1995 for the 1st purchase price installment. The remaining amount shall be due for payment at the latest on 02/27/1995.


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                                   SECTION 3

                    Transfer Of The Shares, Pledge Agreement

        The transfer shall be effected according to Section 3 of the Prior Instrument, however, immediately against payment of the partial amount of the 1st purchase price installment of DM 34,000,000.00 due on 02/22/1995.

        To secure the monetary amount of a total of DM 16,000,000.00 additionally owed from the 1st purchase price installment, shares in the countervalue of DM 16,000,000.00 shall be pledged in a corresponding application of the pledge Contract to the Seller that shall be added as Annex 1 of the Prior Instrument. Countervalue shall be understood to be the amount that corresponds to the purchase price for the shares agreed upon in the Prior Instrument; 1% of the sold shares thus has a countervalue of DM 1,000,000.00

        The pledge shall be canceled in the amount of the countervalue without delay respectively against the payment of additional amounts of the 1st purchase price installment.

        It is clarified that the pledging of the 2nd purchase price installment according to Section 3 of the paragraph 2 of the Prior Installment shall remain unaffected.

                                   SECTION 4

            No Disposal Until The 1st Purchase Price Is Paid In Full

        The Buyer undertakes not to dispose of the transferred shares through alienation to a third party until the 1st purchase price is paid in full. No alienation to third parties or a similar legal transaction shall be deemed to have taken place when the shares are pledged or transferred to a financial institute for the securing of the financing for the payment of the purchase price. The seller shall cooperate in the conclusion of such an assignment or pledging that serves for security.

                                   SECTION 5

                                    Guaranty


        In the event that the Buyer is subject to damages due to a non-appealable decision of a court or arbitration tribunal against B.U.S. AG or B.U.S. Environmental Services Inc. in the lawsuit with Horsehead Industries Inc. mentioned in Section 1 of this agreement, or due to the non-appealable decision of a court in another proceeding based on what has been established by the court or is taken as the basis for its decision to be the lack of a right of disposal of the Seller or non-observance of the rights of third parties with respect to the shares sold under the prior instrument, the Seller shall release the Buyer from all disadvantages resulting to him in this connection. The parties to this agreement are agreed, that with the above arrangement no claims will be accepted by either side in connection with the Horsehead Industries lawsuit mentioned in Section 1.


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        This liability is limited to the purchase price.  If higher damages should result, the Buyer shall have the right to withdraw from the Contract. Section 7(4) and (5) of the Prior Instrument shall apply correspondingly.

        The Seller shall compensate for the required costs of legal defense incurred for B.U.S. AG or B.U.S. Environmental Services Inc. in the proceeding mentioned in Section 1, provided that the respective measures are carried out in accordance with the Seller.

                                   SECTION 6
             Notice and Setting of the Grace Period, Late Interest

        The contracting parties are further agreed, that the guarantee bond mentioned in Annex 2 to the Prior Instrument, therein Paragraph 3, with the content of the notice and the setting of the grace period (Section 326 Code of Civil Law) shall only be made if the 1st purchase price is not fully paid by 02/27/1995 inclusive.

        The contracting parties are further agreed, that the late interest applicable to the first purchase price installment shall only be asserted after 02/27/1995 has passed, upon the not yet paid portion of the 1st purchase price installment as of that point in time.

                                   SECTION 7
                   Continued Validity of the Prior Instrument

        The validity of all the other remaining stipulations of the Prior Instrument shall remain unaltered.

Frankfurt am Main, on February 17, 1995



s/
- ---------------------------------------
(Metallgesellschaft Aktiengesellschaft)



Dulmen, on February 17, 1995




s/
- ---------------------------------------
(Lobbert Holding GmbH)


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